UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

YOUBET.COM, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

987413 10 1

(CUSIP Number)

Stephen H. Kay

Executive Vice President, General Counsel and Secretary

Gemstar-TV Guide International, Inc.

6922 Hollywood Boulevard, 12th Floor

Los Angeles, CA 90028

(323) 817-4600

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  987413 10 1

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Gemstar-TV Guide International, Inc. 95-4782077

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds 00

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7. Sole Voting Power 24,272,949 shares See Item 5. 8. Shared Voting Power 0 9. Sole Dispositive Power 24,272,949 shares See Item 5. 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,272,949 shares See Item 5.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.

Percent of Class Represented by Amount in Row (11)

51%*

See Item 5.

*  Includes shares issuable upon exercise of a warrant beneficially owned by the Reporting Person but does not include shares issuable upon exercise of outstanding convertible securities held by any other person.

14.	Type of Reporting Person CO

Page 2 of 13 Pages

CUSIP NO. 987413 10 1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(AMENDMENT NO. 1)

Statement of

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

YOUBET.COM, INC.

This Statement on Schedule 13D/A (this “Statement”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Youbet.com, Inc., a Delaware corporation (the “Issuer”). This Statement amends and supplements the Statement on Schedule 13D filed by Gemstar-TV Guide International, Inc., a Delaware corporation (“Gemstar” or the “Reporting Person”), on June 3, 2002 (the “Original Statement”). This Statement constitutes Amendment No. 1 to the Original Statement. Capitalized terms used but not defined in this Statement shall have the respective meanings ascribed thereto in the Original Statement.

Item 2.    Identity and Background.

Item 2 of the Original Statement is hereby amended and restated to read in its entirety as follows:

The Statement is being filed by Gemstar, whose principal business address is 6922 Hollywood Boulevard, 12th Floor, Los Angeles, California 90028. ODS Technologies, L.P., a Delaware limited partnership and an indirect subsidiary of Gemstar (“TVG”), is the registered holder of the Initial Warrant Shares (defined below) and the Additional Warrant (defined below).

Gemstar is a leading media and technology company that develops, licenses, markets and distributes technologies, products and services targeted at the television guidance and home entertainment needs of consumers worldwide. Gemstar’s businesses are organized into four groups that also represent its reportable business segments:

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•	The Publishing Segment consists of Gemstar’s print and electronic publishing units and websites including TV Guide magazine and Gemstar eBook brands, as well as TV Guide Online and SkyMall catalog sales. The Publishing Segment also includes TV Guide Data Solutions, a recently formed data collection and distribution business that gathers program listings and channel lineups.

•	The Cable and Satellite Segment offers products and services to consumers and service providers in the cable and satellite industry. Gemstar’s business units in this segment include TV Guide Channel, TV Guide Interactive, TVG Network, Superstar/Netlink Group, UVTV, SpaceCom and several other smaller related businesses.

•	The Consumer Electronics Licensing (“CE Licensing”) Segment is responsible for the licensing of Gemstar’s proprietary technologies and intellectual property to the consumer electronics (“CE”) manufacturing industry and interactive television software providers, and for the sale of advertising carried on the interactive program guides (“IPGs”) deployed in CE devices. The CE Licensing Segment licenses video recording technology currently marketed under the VCR Plus+ system brand in North America and under other brands in Europe and Asia, and IPGs marketed under the GUIDE Plus+ and TV Guide On Screen brands in North America, under the GUIDE Plus+ brand in Europe and under the G-GUIDE brand in Asia. This segment also licenses intellectual property to interactive television software providers and manufacturers of set-top boxes for the digital satellite system industry, and to program listings providers in the online, personal computer and other non-television businesses.

•	The Corporate Segment comprises various centralized functions, including corporate management, corporate legal, corporate finance and other functions.

Schedule 1 attached to this Statement amends and restates Schedule 1 as filed with the Original Statement and contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address; (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the “Schedule 1 Persons”) is a United States citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of the Original Statement is hereby amended and restated as follows:

On May 18, 2001, TVG entered into a Warrant Issuance Agreement with the Issuer (the “Warrant Issuance Agreement”). Pursuant to the Warrant Issuance Agreement, the Issuer issued to TVG a warrant (the “Initial Warrant”), dated May 18, 2001, to purchase 3,884,650 shares of Common Stock of the Issuer at a price per share equal to $.001 per share. The Initial Warrant was exercised by TVG on June 4, 2002. Pursuant to the terms of the Initial Warrant, the Issuer delivered 3,884,650 shares of Common Stock of the Issuer (the “Initial Warrant Shares”) to TVG. Subject to approval by the Issuer’s stockholders, the Warrant Issuance Agreement further required that the Issuer also issue to TVG another warrant (the “Additional Warrant,” and together with the Initial Warrant, the “Warrants”) to purchase a number of shares of Common Stock which, when aggregated with the number of shares issued upon exercise of the Initial Warrant, equals fifty-one percent (51%) of the total number of shares of Common Stock outstanding after giving effect to the issuance of the Warrants. On September 20, 2001, after receipt by the Issuer of stockholder approval for the issuance of the Additional Warrant, the Issuer issued to TVG the Additional Warrant. At the time of issuance, the aggregate exercise price for the Additional Warrant Exercise Price was $41,082,422, subject to adjustment (the “Additional Warrant Exercise Price”). The Additional Warrant may be exercised by TVG at any time prior to May 18, 2004. The consideration paid to the Issuer in connection with the issuance of the Initial Warrant and the Additional Warrant consisted of certain agreements and covenants made by TVG pursuant to the Warrant Issuance Agreement and certain intellectual property and content rights granted to the Issuer pursuant to a License and Content Agreement, dated May 18, 2001, between the Issuer and TVG (the “License Agreement”). In addition, in connection with the exercise of the Initial Warrant, TVG paid to the Issuer the aggregate exercise price of $3,884.65 (the “Exercise Price”). The Exercise Price was funded out of TVG’s working capital and other available funds.

The foregoing description of each of the Warrant Issuance Agreement, the Initial Warrant and the Additional Warrant is subject to and is qualified in its entirety by reference to the full text of such document, each of which has been filed as an exhibit to the Original Statement and is incorporated by reference herein.

Item 4.    Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and restated as follows:

On September 5, 2003, TVG filed a Verified Complaint for Injunctive Relief (the “Complaint”) with the Delaware Court of Chancery naming David M. Marshall (Vice Chairman of the Board of the Issuer), Charles F. Champion (Chairman of the Board and CEO of the Issuer), Gary Adelson (Director of the Issuer), Guy Chipparoni (Director of the Issuer), James Edgar (Director of the Issuer), Joseph F. Barletta (Director of the Issuer), and the Issuer as defendants (collectively, the “Defendants”). TVG determined to pursue the lawsuit following a

Page 5 of 13 Pages

review of the Issuer’s disclosure in its most recent Proxy Statement for the Annual Meeting filed with the Securities and Exchange Commission on Form DEF14A on April 25, 2003 (the “Proxy Statement”) and after communications with the Issuer. In the Proxy Statement, the Issuer’s board of directors (the “Board”) is recommending that the Issuer’s stockholders adopt two amendments to the Issuer’s certificate of incorporation (the “Charter”). The first amendment will classify the Board (the “Classified Board Provision”). The second amendment will require the approval of 66-2/3% of the Issuer’s outstanding Common Stock for any future amendments to the Issuer’s Charter or Bylaws, including the Classified Board Provision (the “Supermajority Voting Provision”, together with the Classified Board Provision, the “Charter Amendments”).

The Complaint alleges that: (a) the individual defendants in their capacity as directors breached their fiduciary duty of disclosure by filing the Proxy Statement containing material false and misleading statements and omitting material facts regarding the Warrant Issuance Agreement, the Warrants and the rights of TVG, and (b) by proposing the Charter Amendments, the Board breached its fiduciary duty.

TVG has requested in the Complaint that the Court of Chancery enter judgement in favor of TVG by: (i) enjoining the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to proceed with the meeting of stockholders pending the issuance of corrective disclosures; (ii) requiring that the Issuer give its stockholders advance notice of any adjournment of the annual meeting of stockholders (the “Annual Meeting”) currently scheduled for September 26, 2003, and set a new record date in connection with the adjourned meeting that post-dates the date of the announcement of the adjournment; (iii) enjoining the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to implement or adopt the Classified Board Provision or the Supermajority Voting Provision; (iv) determining that the Board breached their fiduciary duties in connection with the approval and recommendation of the Classified Board Provisions and the Supermajority Voting Provision; (v) granting recissory damages or other equitable relief to TVG in an amount to be determined at trial; (vi) awarding TVG its fees and costs in this litigation, including attorneys’ fees; and (vii) granting such other and further relief as the Court may deem just and proper.

TVG filed a Motion for Preliminary Injunction with the Delaware Court of Chancery on September 5, 2003 enjoining the Defendants from: (i) relying on, implementing, applying or enforcing the Classified Board Provision, the Supermajority Voting Provision, or the Charter Amendments as a whole, or (ii) convening the Annual Meeting until after the Defendants issue corrective disclosures and the market has time to digest the information. TVG also filed a Motion for Expedited Proceedings with the Delaware Court of Chancery on September 5, 2003 requesting a shortened time for defendants to answer, expedited discovery, and a prompt hearing date. The Court of Chancery has scheduled a hearing on TVG’s claims for breach of the fiduciary duty of disclosure for September 24, 2003 at 2:00 p.m.

TVG filed a Demand for Arbitration on September 8, 2003 with the American Arbitration Association (“AAA”) against the Issuer (the “Demand”) on the grounds that: (i) a dispute has arisen over whether the Issuer has breached its obligations under the Warrant Issuance Agreement and the Additional Warrant, and (ii) the disputes are referable to arbitration pursuant to the Warrant Issuance Agreement. TVG is seeking to enforce its rights under the Warrant Issuance

Page 6 of 13 Pages

Agreement and the Additional Warrant. The Demand alleges that the Issuer’s actions in proceeding with the Charter Amendments breach multiple provisions of the Warrant Issuance Agreement and the Additional Warrant, as well as the implied covenant of good faith and fair dealing. In addition, TVG is seeking adjustments to the Additional Warrant Exercise Price in accordance with the terms of the Additional Warrant. The Demand for Arbitration seeks: (i) an award of damages against the Issuer in an amount to be determined by arbitration; (ii) a declaration that the Classified Board Provision and the Supermajority Voting Provision constitute a breach of the Warrant Issuance Agreement and/or the Additional Warrant; (iii) an injunction barring the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to implement or adopt the Classified Board Provision or the Supermajority Voting Provision; (iv) an injunction requiring the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them to perform its obligations under the Warrant Issuance Agreement and Additional Warrant to adjust the Additional Warrant Exercise Price and to comply with the provision of the Additional Warrant requiring that the Issuer notify TVG whenever there is an event that causes an adjustment in the Additional Warrant Exercise Price and certify to TVG the details of the event and the new Additional Warrant Exercise Price; (v) an order directing the Issuer to reduce the Additional Warrant Exercise Price of the Additional Warrant in accordance with the terms of the Warrant Issuance Agreement and Additional Warrant; and (vi) an award of TVG’s costs of arbitration, including reasonable attorneys’ fees.

TVG filed an Application for Emergency Relief on September 8, 2003 with the AAA against the Issuer (the “Application”) on the grounds that: (i) the Demand concerns, among other things, whether the Charter Amendments, violate the Issuer’s obligations under the Warrant Issuance Agreement and the Additional Warrant; (ii) the Charter Amendments are scheduled to be voted on at the Issuer’s Annual Meeting currently scheduled for September 26, 2003; (iii) if adopted, the Charter Amendments will inflict irreparable harm on TVG; and (iv) emergency injunctive relief is necessary to prevent the Issuer from proceeding with the Annual Meeting and implementing the Charter Amendments. TVG sought an expedited hearing on its claims that the Charter Amendments breached the Warrant Issuance Agreement and the Additional Warrant to be held sufficiently in advance of the Annual Meeting to allow the arbitrator to rule and, if appropriate, enjoin the Issuer, its officers, agents, employees, representatives and all other persons acting in concert or participation with them from taking any action to proceed with the Annual Meeting or to implement or adopt the Classified Board Provision or the Supermajority Voting Provision.

On September 11, 2003, counsel to TVG and the Issuer held an administrative teleconference with a representative of the AAA. The representative advised TVG and the Issuer that unless the parties agreed, the arbitration would not be handled on an emergency basis, an arbitration panel would not be appointed prior to the date of the Annual Meeting and a hearing in advance of the Annual Meeting would not be held. The Issuer declined to agree to an emergency hearing or otherwise to shorten the time periods for appointing an arbitrator. The representative of AAA stated that the arbitration therefore would proceed under the expedited rules, that the Issuer’s response to the Demand would be due on September 25, 2003, and that further proceedings would take place after that date.

The Reporting Person currently holds its interests in the Issuer for investment purposes.

The Reporting Person intends to continuously review its investment in the Issuer and may in the future determine: (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or by exercising the Additional Warrant; (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the market, in privately negotiated transactions or otherwise; or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements

Page 7 of 13 Pages

thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally, including, without limitation, whether the Charter Amendments are adopted and implemented; the existing contractual and business relationship the Reporting Person has with the Issuer; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)    A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)    Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)    Any action similar to any of those enumerated in this paragraph.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated to read in its entirety as follows:

(a) As a result of its exercise of the Initial Warrant, TVG holds of record 3,884,650 shares of Common Stock. The Additional Warrant is exercisable for a number of shares of Common Stock which, when aggregated with the Initial Warrant Shares, will equal fifty-one

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percent (51%) of the total number of shares of Common Stock outstanding after giving effect to the issuance of the shares of Common Stock upon exercise of the Additional Warrant. Based upon 27,205,739 shares of Common Stock outstanding as of August 4, 2003, as reported by the Issuer in the Proxy Statement, (i) the Additional Warrant is exercisable for 20,388,299 shares of Common Stock, and (ii) the Reporting Person presently owns, in the aggregate, through its indirect control of TVG, 24,272,949 shares of Common Stock after giving effect to the issuance of shares of Common Stock upon exercise of the Warrants.

Except as described in the preceding paragraph, to the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock.

(b) Gemstar, through its control of TVG and subject to limitations under the Delaware General Corporation Law, has the power to direct the voting of the shares of Common Stock issuable upon exercise of the Warrants (the “Shares”) and to direct the disposition of the Shares.

(c) No transactions with respect to the Common Stock have been effected by any of the Schedule 1 Persons during the past 60 days.

(d) None.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2003

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

By:	/s/ STEPHEN H. KAY

Name:	Stephen H. Kay
Title:	Executive Vice President, General Counsel and Secretary

Page 10 of 13 Pages

CUSIP NO. 987413 10 1

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

GEMSTAR-TV GUIDE INTERNATIONAL, INC.

The name and present principal occupation of each director and executive officer of Gemstar-TV Guide International, Inc. (“Gemstar”) are set forth below. Unless otherwise noted, the business address for each person listed below, is c/o Gemstar-TV Guide International, Inc., 6922 Hollywood Boulevard, 12th Floor, Los Angeles, California 90028. All executive officers and directors listed on this Schedule 1 are United States citizens.

Name	Title	Address

Ian Aaron	President, TV Guide Television Group

Peter Chernin	Director of Gemstar; Executive Director, President and Chief Operating Officer of The News Corporation Limited; Director, Chairman and Chief Executive Officer of News America Incorporated; Director, President and Chief Operating Officer of Fox Entertainment Group, Inc.; Member of Advisory Board of PUMA AG; Director of E*TRADE Group, Inc.	10201 West Pico Boulevard Los Angeles, CA 90035

David F. DeVoe	Director of Gemstar; Executive Director, Senior Executive Vice President, Chief Financial Officer and Finance Director of The News Corporation Limited; Director and Senior Executive Vice President of News America Incorporated; Director, Senior Executive Vice President and Chief Financial Officer of Fox Entertainment Group, Inc.; Director of STAR Group Limited; Director of British Sky Broadcasting Group plc; Director of NDS	1211 Avenue of the Americas New York, New York 10036

Gloria Dickey	Executive Vice President of Gemstar, Administration

Nicholas Donatiello, Jr.	Director of Gemstar; President and Chief Executive Officer of Odyssey Ventures, Inc.	550 Fifteenth Street San Francisco, California 94103

Page 11 of 13 Pages

Name	Title	Address

Raymond Hopkins	Executive Vice President of Gemstar, Affiliate Sales & Marketing

Stephen H. Kay	Executive Vice President, and General Counsel and Secretary of Gemstar

Perry A. Lerner	Director of Gemstar; Partner of Lerner & Miller, LLP	500 Park Avenue, Suite 510 New York, New York 10022

Christine Levesque	Executive Vice President of Gemstar, Communication, Marketing & Government Affairs

John P. Loughlin	President, TV Guide Publishing Group

Douglas B. Macrae	Director of Gemstar; President of TV Guide On Screen, Inc.; Chairman of the Board of GCC Technologies, Inc.	209 Burlington Road Bedford, Massachusetts 01730

James E. Meyer	Director of Gemstar; President of Aegis Ventures, Incorporated	902 East 66th Street, Suite A Indianapolis, Indiana 46220

K. Rupert Murdoch	Director of Gemstar; Executive Director, Chairman and Chief Executive of The News Corporation Limited; Director of News International Limited; Director of News Limited; Director of News America Incorporated; Director of STAR Group Limited; Chairman of British Sky Broadcasting Group plc; Director, Chairman and Chief Executive Officer of Fox Entertainment Group, Inc.; Director of China Netcom Corporation (Hong Kong) Limited	1211 Avenue of the Americas New York, New York 10036

Lachlan K. Murdoch	Director of Gemstar; Executive Director and Deputy Chief Operating Officer of The News Corporation Limited; Director and Chairman of Queensland Press Limited; Chairman of News Limited; Deputy Chairman of STAR Group Limited; Director of FOXTEL Management Pty. Ltd.; Director of NDS	1211 Avenue of the Americas New York, New York 10036

Ryan O’Hara	Senior Vice President of Gemstar, Business Development and Strategic Planning

12

Name	Title	Address

Jeff Shell	Chief Executive Officer and Director of Gemstar

Lester Sussman	Senior Vice President of Gemstar, Finance

Brian D. Urban	Chief Financial Officer of Gemstar (Principal Financial Officer)

13